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                                                                Exhibit 99

The following Supplemental Information is filed in connection with the Form 4 filed with the Securities and Exchange Commission on behalf of Xmark Opportunity Partners, LLC on August 20, 2008.

       On August 1, 2008, the Company entered into a Securities
Purchase Agreement ("SPA") with Opportunity LP, Opportunity Ltd and
JV Partners (collectively, the "Investors"), pursuant to which, upon the satisfaction of certain conditions the Investors agreed to purchase for an aggregate purchase price of $1,000,000, units comprised of 7% senior convertible notes and warrants to purchase Common Shares from the Company. On August 1, 2008, the Company sold and issued to the Investors under the SPA an aggregate of 500 units ("Units"), collectively comprised of (i) the Notes in the aggregate principal amount of $500,000, and (ii) the Warrants which entitles the holder of Warrants to purchase in the aggregate up to 1,000,000 Common Shares at an exercise price of $0.50 per share subject to certain adjustments.

       Each Unit consists of $1,000 in principal amount of 7% senior convertible notes and warrants to purchase up to 2,000 Common Shares at a purchase price of $1,000 per Unit. The Notes are convertible into Common Shares at a conversion price of $0.35 per share subject to certain adjustments, or up to approximately 1,428,571 Common Shares upon the conversion of all $500,000 in principal amount of the Notes.
The Notes permit the Company, at its sole option, to pay interest in cash or in Common Shares. The Notes and Warrants each contain an issuance limitation prohibiting the Investors from exercising those securities to the extent that such exercise would result in beneficial ownership by the Investors of more than 9.99% of the Common Shares then issued and outstanding, which prohibition cannot be removed by the holder before the 61st day after such holder's notice to the Company of its election to remove such prohibition.

       Pursuant to the SPA, the Company agreed to sell and issue to the Investors over the four month period following the issuance of the Units, upon satisfaction of certain conditions, an additional 500 Units in the aggregate ("Additional Units") comprised of (i) $75,000 in aggregate principal amount of 7% senior convertible notes ("Note 4"), which is convertible into approximately 214,285 Common Shares at a conversion price of $0.35 per share subject to certain adjustments, and warrants ("Warrant 4") to purchase up to 150,000 Common Shares at an exercise price of $0.50 per share subject to certain adjustments, to be issued to Opportunity LP, (ii) $175,000 in aggregate principal amount of 7% senior convertible notes ("Note 5"), which is convertible into 500,000 Common Shares at a conversion price of $0.35 per share subject to certain adjustments, and warrants ("Warrant 5") to purchase up to 350,000
Common Shares at an exercise price of $0.50 per share subject to certain adjustments, to be issued to Opportunity Ltd, and (iii) $250,000 in aggregate principal amount of 7% senior convertible notes ("Note 6", together with Note 4 and Note 5, the "Additional Notes"), which is convertible into approximately 714,285 Common Shares at a conversion price of $0.35 per share subject to certain adjustments, which conversion price is subject to certain adjustments, and warrants to purchase 500,000 Common Shares at an exercise price of $0.50 per share subject to certain adjustments ("Warrant 6", together with Warrant 4 and Warrant 5, the "Additional Warrants"), to be issued to JV Partners. Each Unit consists of $1,000 in principal amount of 7% senior convertible notes and warrants to purchase up to 2,000 Common Shares, at a purchase price of $1,000 per Unit. The Additional Notes permit the Company, at its sole option, to pay interest in cash or in Common Shares. The Additional Notes and the Additional Warrants each contain an issuance limitation prohibiting the Investors from exercising those securities to the extent that such exercise would result in beneficial ownership by the Investors of more than 9.99% of the Common Shares then issued and outstanding, which prohibition cannot be removed by the holder before the 61st day after such holder's notice to the Company of its election to remove such prohibition.

       Subject to satisfaction of certain conditions, on each of September 2, 2008, October 1, 2008, November 3, 2008 and December
1, 2008 (each, a "Subsequent Closing Date"), the Investors shall be obligated to purchase the Additional Units comprised of Additional Notes in the aggregate principal amount of $500,000 and Additional Warrants to purchase in aggregate up to 1,000,000 Common Shares (consisting of $125,000 in aggregate principal amount of such notes and warrants to purchase up to 250,000 Common Shares on each Subsequent Closing
Date upon the satisfaction of the conditions precedent). The conditions precedent to the purchase of the Additional Units to be issued on each Subsequent Closing Date may be waived at the sole discretion of the Investors.